Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 001-38824

On August 25, 2020, Canoo Holdings Ltd. issued the following press release.

ELECTRIC VEHICLE COMPANY CANOO ANNOUNCES BOARD MEMBERS

●	Leadership and board of director nominees lined up after Canoo announced merger with Hennessy Capital Acquisition Corp. IV (Nasdaq: HCAC)
●	Board of director nominees have a proven track record of successful mergers and extensive environmental, social and governance experience
●	Newly nominated board members include Tony Aquila, Founder, Chairman & CEO of AFV Partners; Founder and former CEO of Solera and other technology companies

LOS ANGELES, CA (August 25, 2020) – Canoo Holdings Ltd. (“Canoo”), a company developing breakthrough electric vehicles (EV) with a proprietary and highly versatile skateboard platform for personal and business use, announced today the details of its nominees for its board of directors following the announced merger with Hennessy Capital Acquisition Corp. IV (“HCAC”) (Nasdaq: HCAC), a special purpose acquisition company (SPAC), that would result in Canoo becoming a publicly listed company.

The nominees for the Canoo board of directors will include:

●	Ulrich Kranz, CEO of Canoo; former BMW executive: 30+ years at BMW and MINI, creator and head of BMW’s electric vehicle division
●	Daniel J. Hennessy, Chairman & CEO of Hennessy Capital Acquisition Corp. IV
●	Tony Aquila, Founder, Chairman & CEO of AFV Partners; Chairman of Aircraft Performance Group, LLC and RocketRoute Limited; formerly served as Chairman of the Board for the Sportradar Group and Founder, Chairman & CEO of Solera
●	Richard Clarke, Partner, GRO Advisors; formerly with Goldman Sachs and Man GLG
●	Foster Chiang, former Vice Chairman TPK Holding Co. Ltd.
●	Four additional nominees to be named later

 Commenting on the formation of the board, Ulrich Kranz, Chief Executive Officer of Canoo, said, “Our board of directors nominees have a proven track record in leading businesses to great success and extensive experience helping emerging technology companies reach new heights. Forming the board of directors is an important step as we advance our partnership with Hennessy Capital. I am confident that these accomplished individuals will be instrumental toward achieving our goal of bringing groundbreaking electric vehicles to market.”

Daniel J. Hennessy, the Founder and Managing Member of Hennessy Capital LLC, who has completed three successful SPAC IPOs previously, said, “Electric vehicles are the future for the automotive industry. After reviewing nearly two hundred potential partners, we selected Canoo based on the team’s proven track record of accomplishments and a belief that they are closer to commercial success than any other company we evaluated. Canoo’s unique skateboard architecture that maximizes usable interior space and supports multiple vehicle configurations is a win for our shareholders and the market. I look forward to future developments in the technology and continued success with Canoo.”

Tony Aquila, a serial inventor, entrepreneur and dealmaker with over 70 transactions worth $15 billion in transaction value in the mobility and technology space said, “We have looked at many of the EV opportunities in the market and have decided to put our support and industry track record behind Ulli and the Canoo team. We believe that this platform is uniquely positioned to meet the rapidly growing needs of the entire EV mobility and logistics ecosystem with a multigenerational platform approach.”

Canoo will announce four additional nominees for its board of directors at a later date.

About Canoo

Canoo is a Los Angeles-based company that has developed breakthrough electric vehicles, reinventing the automotive landscape with bold innovations in design, pioneering technologies, and a unique business model that defies traditional ownership to put customers first. Distinguished by its experienced team – numbering nearly 300 employees from leading technology and automotive companies – Canoo has designed a modular skateboard platform purpose-built to deliver maximum vehicle interior space and adaptable to support a wide range of vehicle applications for consumers and businesses. Canoo expects to launch its first consumer model in 2022, simply named the canoo and available only by subscription, followed shortly after by a last-mile delivery vehicle and a sport vehicle, each built off of the same underlying skateboard platform.

For more information, please visit www.canoo.com.

For Canoo press materials, including photos, please visit press.canoo.com.

For investors, please visit investors.canoo.com.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HCAC will file a registration statement on Form S-4, including a proxy statement, with the SEC. Additionally, HCAC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of HCAC are urged to read the registration statement / proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

HCAC and its directors and officers may be deemed participants in the solicitation of proxies of HCAC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCAC’s executive officers and directors in the solicitation by reading HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of HCAC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

Contacts

For Canoo / Media Relations

Stacy Morris

press@canoo.com

Investor Relations

Mike Callahan / Tom Cook

CanooIR@icrinc.com